Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 25, 2010 - 9:30 A.M. EDT
QUEBEC CITY, QUEBEC

VOTING RESULTS:

This report on the voting results of the 154th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at http://www.td.com/investor/2010/proxy.pdf.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

Each of the fifteen (15) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes	Votes Witheld	% Votes
		For		Withheld
William E. Bennett	458,418,247	99.7	1,452,158	0.3
Hugh J. Bolton	454,870,216	98.9	5,000,189	1.1
John L. Bragg	457,969,216	99.6	1,901,189	0.4
W. Edmund Clark	456,941,821	99.4	2,928,584	0.6
Wendy K. Dobson	457,780,650	99.5	2,089,755	0.5
Henry H. Ketcham	457,782,395	99.5	2,088,010	0.5
Pierre H. Lessard	456,347,115	99.2	3,523,290	0.8
Brian M. Levitt	458,029,072	99.6	1,841,333	0.4
Harold H. MacKay	458,903,432	99.8	966,973	0.2
Irene R. Miller	457,712,287	99.5	2,158,118	0.5
Nadir H. Mohamed	458,027,459	99.6	1,842,946	0.4
Wilbur J. Prezzano	456,416,895	99.2	3,453,510	0.8
Helen K. Sinclair	456,276,921	99.2	3,593,484	0.8
Carole S. Taylor	458,893,528	99.8	976,877	0.2
John M. Thompson	456,509,978	99.3	3,360,427	0.7

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes
			Withheld
469,791,270	99.7	1,482,309	0.3

3 .	Advisory vote on the approach to executive compensation.

Votes For	% Votes For	Votes Against	% Votes
			Against
458,969,840	97.4	12,304,931	2.6

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 and 5 below:

4 .
Shareholder Proposal A - More candidates than positions to be filled. It is proposed that the board of directors submit a higher number of candidates than the number of positions to be filled within the board of directors to the shareholders' vote.

Votes For	% Votes For	Votes Against	% Votes
			Against
10,547,274	2.3	449,202,309	97.7

5 .
Shareholder Proposal B - Equity Ratio. It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the chief executive officer on the one hand, the total compensation of the five named executive officers on the other hand, and the total average compensation of the employees.

Votes For	% Votes For	Votes Against	% Votes
			Against
35,010,729	7.6	424,854,654	92.4

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by Email at tdshinfo@td.com.